UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40688

DRAGANFLY INC.

(Name of registrant)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: August 10, 2026		/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2026.
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2026.
99.3	Certification of the CEO Pursuant to NI 52-109.
99.4	Certification of the CFO Pursuant to NI 52-109.